MICHAEL D. HARRIS E-MAIL ADDRESS: mharris@nasonyeager.com

NASON YEAGER GERSON

WHITE&LIOCE, P.A.

ATTORNEYS AT LAW

SABADELL UNITED  BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

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TELEPHONE (561) 686-3307 FACSIMILE (561) 686-5442

www.nasonyeager.com

DIRECT DIAL: (561) 471-3507 FAX NUMBER: (561) 686-5442

August 5, 2013

VIA EDGAR

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20546

Dear Ms. Long:

Earlier today, GelTech Solutions, Inc. filed a Post-Effective Amendment to its Form S-1 (File No. 333-178911) to provide the disclosure proposed to the Staff  in our response letter dated July 18, 2013 (see page 12 for the added risk factor and page 22 for the added disclosure under Liquidity and Capital Resource Considerations) and provide other appropriate updates.  Please do not hesitate to call me or my associate, Brian Bernstein, at (561) 686-3307 if you have any questions.

Very truly yours,

NASON, YEAGER, GERSON,
WHITE & LIOCE, P.A.

/s/ Michael D. Harris

MICHAEL D. HARRIS

cc:

Mr. Michael Cordani (via email)

Mr. Michael Hull (via email)